Filed by BlackRock FundsSM

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BlackRock FundsSM

Form N-14 File No.: 333-119458

This filing relates to the proposed reorganization of the State Street Research Legacy Fund (“SSR”) into the BlackRock Legacy Portfolio (“BlackRock”) pursuant to the Agreement and Plan of Reorganization, a form of which is on file with the U.S. Securities and Exchange Commission as an appendix to the Combined Prospectus / Proxy Statement on Form N-14 filed by BlackRock on November 8, 2004, and which is incorporated by reference into this filing.

The following is a letter to shareholders and questions and answers summary that was sent by BlackRock and SSR to certain SSR shareholders.

STATE STREET RESEARCH FUNDS

One Financial Center

Boston, Massachusetts 02111

November 10, 2004

Dear Shareholder:

You are cordially invited to attend a special shareholder meeting (the “Special Meeting”) of the State Street Research Legacy Fund (the “SSR Fund”), a series of the State Street Research Securities Trust, to be held on December 27, 2004. Before the meeting, I would like to provide you with additional background and ask for your vote on an important proposal affecting your fund.

As you know, the SSR Fund is advised by State Street Research & Management Company (“SSRM”). The proposal you will be asked to consider at the meeting arises from the fact that SSRM’s parent company, MetLife, Inc.®, announced on August 26, 2004 that it agreed to sell SSRM to BlackRock, Inc. (“BlackRock”), one of the largest publicly traded investment management firms in the U.S. Based in New York, BlackRock is a majority-owned, indirect subsidiary of The PNC Financial Services Group, Inc. BlackRock currently manages assets for institutional and individual investors worldwide through a variety of equity, fixed income, liquidity and alternative investment products.

The proposal you will be asked to consider at the meeting, as described in the enclosed Combined Prospectus/Proxy Statement, is the proposed reorganization (the “Reorganization”) of the SSR Fund into the BlackRock Legacy Portfolio (the “BlackRock Fund”), a newly created series of BlackRock Funds that will pursue substantially similar investment objectives and similar strategies as the SSR Fund. This proposed Reorganization is part of the effort to consolidate State Street Research mutual funds with comparable BlackRock mutual funds. The State Street Research and BlackRock investment management organizations have agreed to pay costs expenses of completing the Reorganization, including proxy solicitation costs. As a result, the shareholders of the SSR Fund will not bear any costs of the Reorganization.

The Board of Trustees of the State Street Research Securities Trust believes the transaction is in the best interests of the SSR Fund and its shareholders, and unanimously recommends that you vote “FOR” the proposed Reorganization.

I encourage you to carefully review the enclosed materials, which explain this proposal in more detail. As a shareholder, your vote is important, and we hope that you will respond today to ensure that your shares will be represented at the meeting. You may vote in one of the following ways:

•	By calling us toll-free at 1-877-456-6399;

•	By visiting our website at www.ssrfunds.com;

•	By returning the enclosed proxy card in the postage-paid envelope; or

•	In person at the Special Meeting.

As always, we appreciate your support.

Sincerely,

Richard S. Davis

Chairman of the Board,

President and Chief Executive Officer

SSR Legacy

QUESTIONS & ANSWERS

We recommend that you read the complete Combined Prospectus/Proxy Statement. For your convenience, we have provided a brief overview of the issue to be voted on.

Q:	WHY IS A SHAREHOLDER MEETING BEING HELD?

A:	You are being asked to approve a reorganization (the “Reorganization”) of State Street Research Legacy Fund (the “SSR Fund”) into BlackRock Legacy Portfolio (the “BlackRock Fund”), a newly created series of BlackRock Funds, that will pursue substantially similar investment objectives and similar strategies as the SSR Fund. If the proposed Reorganization is approved and completed, an account at the BlackRock Fund will be set up in your name, you will become a shareholder of the BlackRock Fund and the SSR Fund will be dissolved. Holders of BlackRock Fund Investor A, B and C shares will have exchange privileges among the BlackRock funds. Please refer to the Combined Prospectus/Proxy Statement for a detailed explanation of the proposed Reorganization and for a more complete description of the BlackRock Fund.

The Reorganization arises out of BlackRock’s agreement, entered into on August 25, 2004, to acquire SSRM Holdings, Inc. and its subsidiary State Street Research & Management Company (“SSRM”), the investment adviser to the SSR Fund, from MetLife, Inc.® (“MetLife”). The Reorganization is part of a larger initiative to consolidate the funds for which SSRM acts as investment adviser with comparable funds for which BlackRock Advisors, Inc. (“BlackRock Advisors”) serves as investment adviser.

BlackRock is one of the largest publicly traded investment management firms in the United States with approximately $323.5 billion of assets under management at September 30, 2004. BlackRock is a majority owned indirect subsidiary of The PNC Financial Services Group, Inc., one of the largest diversified financial services companies in the United States. BlackRock manages assets on behalf of institutional and individual investors worldwide through a variety of equity, fixed income, liquidity and alternative investment products.

Q:	HOW DOES THE BOARD OF TRUSTEES SUGGEST THAT I VOTE?

A:	After careful consideration, the Board of Trustees of the State Street Research Securities Trust (the “SSR Trust Board”) has determined that the proposed Reorganization will benefit the shareholders of the SSR Fund and recommends that you cast your vote “FOR” the proposed Reorganization. The SSR Trust Board anticipates that shareholders of the SSR Fund will benefit from (i) the similarities between the investment objectives and policies of the BlackRock Fund and the SSR Fund, (ii) the fact that BlackRock Advisors has committed to maintain the combined fund’s net operating expense ratio at a level no greater than that of the SSR Fund until February 1, 2007, (iii) the combined fund having access to significantly more investment professionals and related resources, and (iv) the same level of services they currently receive, including the current call center for at least one year, in addition to a broader array of options offered by a larger fund family.

Q:	HOW WILL THE REORGANIZATION AFFECT ME?

A:	Assuming shareholders of the SSR Fund approve the proposed Reorganization, the assets and certain stated liabilities of the SSR Fund will be combined with those of the BlackRock

Fund, an account will be set up in your name at BlackRock funds and you will receive shares of the BlackRock Fund. The value of the shares you receive in the Reorganization will equal the value of the shares you own immediately prior to the Reorganization.

Q:	WHO WILL ADVISE THE BLACKROCK FUND ONCE THE REORGANIZATION IS COMPLETED?

A:	BlackRock Advisors and its portfolio managers and affiliates that run the day-to-day operation of the BlackRock funds will manage your fund.

Q:	WILL I HAVE TO PAY ANY SALES LOAD, COMMISSION OR OTHER SIMILAR FEE IN CONNECTION WITH THE REORGANIZATION?

A:	You will pay no sales load, commission or other similar fee in connection with the Reorganization. As more fully discussed in the Combined Prospectus/Proxy Statement, the holding period with respect to any contingent deferred sales charge applicable to shares of the BlackRock Fund acquired by you in the Reorganization will be measured from the earlier of the time (i) you purchased the shares from the SSR Fund or (ii) you purchased your shares of any other State Street Research fund and subsequently exchanged them for shares of the SSR Fund.

Q:	HOW DO OPERATING EXPENSES PAID BY THE BLACKROCK FUND COMPARE TO THOSE PAYABLE BY THE SSR FUND?

A:	Following the Reorganization, the BlackRock Fund’s contracted combined advisory, administration and 12b-1 fees will be higher than those of your fund, however, BlackRock Advisors has committed to maintain the combined fund’s net operating expense ratio at a level that is no greater than that of the SSR Fund for the year ended April 30, 2004, until February 1, 2007.

Q:	WHAT WILL I HAVE TO DO TO OPEN AN ACCOUNT IN THE BLACKROCK FUND? WHAT HAPPENS TO MY ACCOUNT IF THE REORGANIZATION IS APPROVED?

A:	If the Reorganization is approved, an account will be set up in your name and your shares automatically will be converted into shares of the BlackRock Fund, and we will send you written confirmation that this change has taken place. You will receive the same or similar class of shares of the BlackRock Fund. Holders of the Class B and R shares will receive the BlackRock Fund Investor A shares. The value of the shares you receive in the Reorganization will be equal to the value of the shares you own immediately prior to the Reorganization. No certificates for shares will be issued in connection with the Reorganization. If you currently hold certificates representing your shares of the SSR Fund, it is not necessary to surrender such certificates.

Q:	WILL I HAVE TO PAY ANY FEDERAL TAXES AS A RESULT OF THE REORGANIZATION?

A:	The Reorganization is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the Reorganization so qualifies, in general, your fund will not recognize any gain or loss as a result of the transfer of all of its assets and certain stated liabilities in exchange solely for the shares of the BlackRock Fund or as a result of its liquidation, and you will not recognize any gain or loss upon your receipt solely of the shares of the BlackRock Fund in connection with the Reorganization.

Q:	WHAT IF I REDEEM OR EXCHANGE MY SHARES BEFORE THE REORGANIZATION TAKES PLACE?

A:	If you choose to redeem or exchange your shares before the Reorganization takes place, the redemption or exchange will be treated as a normal redemption or exchange of shares and, generally, will be a taxable transaction. Also, in the case of redemption, any applicable contingent deferred sales charges will be applied.

Q:	HOW DO I VOTE MY PROXY?

A:	You may cast your vote by mail, phone or internet. To vote by mail, please mark your vote on the enclosed proxy card and sign, date and return the card in the postage-paid envelope provided. To vote online or via telephone, please have the voting form in hand and call the number or go to the website address on the enclosed form and follow the instructions.

Q:	WHEN WILL THE REORGANIZATION OCCUR?

A:	If approved by shareholders, the Reorganization is expected to occur in early 2005 contemporaneously with BlackRock’s acquisition of SSRM Holdings, Inc. and its subsidiary SSRM. The Reorganization will not take place in the event that for any reason BlackRock does not acquire SSRM Holdings, Inc.

Q:	WHOM DO I CONTACT FOR FURTHER INFORMATION?

A:	You can contact your financial adviser for further information. You may also call 1-87-SSR-FUNDS (1-877-773-8637) or visit our website at www.ssrfunds.com where you can send us an e-mail message by selecting “Contact Us.”

Important additional information about the proposal is set forth in the accompanying Combined Prospectus/Proxy Statement. Please read it carefully.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

BlackRock Funds (“BlackRock”) has filed Combined Prospectus / Proxy Statements with the Securities and Exchange Commission Registration Statements, on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448, 333-119449, 333-119450, 333-119451, 333-119452, 333-119453, 333-119454, 333-119456, 333-119458, 333-119459 and 333-119461), of BlackRock and certain State Street Research (“SSR”) funds and other relevant materials regarding the proposed reorganizations (the “Reorganizations”) of certain series of SSR trusts into certain series of BlackRock. The Combined Prospectus/Proxy Statements, of which this letter to shareholders and Questions and Answers summary are a part, are being sent, simultaneously to security holders of SSR seeking their approval of the reorganizations. We urge you to read the Combined Prospectus/Proxy Statements filed by BlackRock with the SEC on November 8, 2004 and the other relevant materials filed by BlackRock or SSR with the SEC before voting or making any investment decision with respect to the Reorganizations, because they contain important information about BlackRock, SSR and the Reorganizations. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.